Contact

www.linkedin.com/in/greg-martin-0abb6a13 (LinkedIn)

Top Skills

Investments
Venture Capital
Equities

Greg Martin

President at Shamrock Holdings, Inc.
Irvine, California, United States

Experience

Shamrock Holdings, Inc.
President
March 2000 - Present (25 years 2 months)

Shamrock serves as the family office for members of the Roy E. Disney Family. Throughout its history, Shamrock has sponsored and managed domestic and international private alternative investment funds and completed direct investments in real estate and private and public operating companies.

American Remanufacturers Inc.
General Manager to Vice President
March 1998 - November 1999 (1 year 9 months)

PricewaterhouseCoopers
Senior Manager - Transaction Services Group
January 1988 - January 1998 (10 years 1 month)

Began with PWC as staff accountant - left PWC as a Senior Manager in the Transaction Services Group.

Education

Cal State Fullerton, College of Business and Economics
Bachelor of Arts, Accounting · (1983 - 1987)